SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F    X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

First-quarter domestic load factor of 78.9%, 2.1 p.p. up on 1Q14

São Paulo, April 27, 2015 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America announces its preliminary air traffic figures for March 2015. Comparisons refer to March 2014 and 1Q14.

              GOL Highlights

      The domestic load factor reached 78.9% in 1Q15, 2.1 p.p. up year-on-year. The rate came to 74.2% in March, 0.2 p.p. down on March 2014 and 78.3% in the last 12 months (LTM), 5.4 p.p. more than in the previous 12-month period.

      Domestic demand in the first quarter increased by 4.9% over 1Q14, fell by 1.8% in March and climbed by 5.7% in the LTM over the same periods last year.

      Domestic capacity moved up by 2.1% in 1Q15 and fell by 1.6% in March. The LTM figure fell by 1.5% over the previous 12 months.

      International demand climbed by 20.7% in the first quarter, leading to a load factor of 72.6%, up by 1.2 p.p.

      The number of passengers transported in the entire route network totaled 10.1 million in 1Q15, 3% more than in 1Q15, and 40 million in the LTM, 11.5% up on the same period the year before.

      In the first quarter, net PRASK fell by 5.7% and  yield by 8.0% over 1Q14.

      On 1Q15, jet fuel prices  was between R$ 1.95 and R$ 2.02 per liter.

OPERATING DATA*	Mar/15	Mar/14	% Var.	1Q15	1Q14	% Var.	LTM 15	LTM 14	% Var.
Total System
ASK (mm)	4,039.9	4,050.4	-0.3%	13,032.7	12,528.7	4.0%	50,008	49,831	0.4%
RPK (mm)	2,973.1	2,984.3	-0.4%	10,172.1	9,539.3	6.6%	38,717	35,931	7.8%
Load Factor	73.6%	73.7%	-0.1p,p,	78.1%	76.1%	2.0 p,p,	77.4%	72.1%	5.3p,p,
Pax on Board	3,100.6	3,130.6	-1.0%	10,120.9	9,828.0	3.0%	40,041	35,925	11.5%

Domestic Market
ASK (mm)	3,509.5	3,566.8	-1.6%	11,307.9	11,075.4	2.1%	43,606	44,288	-1.5%
RPK (mm)	2,604.2	2,652.7	-1.8%	8,920.1	8,501.8	4.9%	34,149	32,306	5.7%
Load Fact	74.2%	74.4%	-0.2p,p,	78.9%	76.8%	2.1p,p,	78.3%	72.9%	5.4p,p,
Pax on board	2,924.4	2,965.9	-1.4%	9,541.6	9,314.5	2.4%	37,889	34,267	10.6%

Internacional Market
ASK (mm)	530.4	483.6	9.7%	1,724.8	1,453.3	18.7%	6,402	5,543	15.5%
RPK (mm)	368.9	331.6	11.2%	1,252.0	1,037.5	20.7%	4,568	3,625	26.0%
Load Factor	69.5%	68.6%	0.9p,p,	72.6%	71.4%	1.2 p,p,	71.4%	65.4%	6.0p,p,
Pax on board	176.2	164.7	7.0%	579.3	513.5	12.8%	2,152	1,658	29.8%

      *Source: National Civil Aviation Agency (ANAC) and company for the current month.

1	GOL Linhas Aéreas Inteligentes S.A

Traffic Report

Conference Calls

Portuguese	English
April 27, 2015	April 27, 2015
5:30 p.m. (Brazíl)	6:00 p.m. (Brazíl)
4:30 p.m. (US ET)	5:00 p.m. (US ET)
Phone: +55 (11) 2188-0155	Phone: +1 (412) 317-6776
Code: GOL	Code: GOL

    ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes, the largest low-cost and best-fare airline in Latin America, offers around 910 daily flights to 71 destinations, 15 of which international in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto

Name: Edmar Prado Lopes Neto
Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.